Demotech, Inc.

Form NRSRO – Annual Certification

March 2023

Exhibit 6

Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207 Fax: 614 761-0906
www.demotech.com

Demotech, Inc.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings

Demotech has identified the following types of conflicts of interest relating to the issuance of credit ratings:

- Demotech is paid by obligors to determine credit ratings of the obligors.

- Demotech allows persons within the organization to directly own securities or money market instruments of, or having other direct ownership interests in, issuers or obligors subject to a credit rating determined by Demotech as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.

- Demotech's ratings are freely available on its corporate website; however, in some instances Demotech licenses the reproduction of its ratings to third parties for a fee.

- Demotech is paid for services in addition to determining credit ratings by obligors that have paid Demotech to determine a credit rating.

- Demotech is paid for services by entities whose membership includes obligors that have paid Demotech to determine a credit rating.